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                               July 28, 2020

       Bill J. Hodson
       Chief Executive Officer
       LiveWire Ergogenics, Inc.
       1600 North Kraemer Boulevard
       Anaheim, CA 92806

                                                        Re: LiveWire
Ergogenics, Inc.
                                                            Pre-qualification
Amendment 4 to Offering Statement on Form 1-A
                                                            Filed July 23, 2020
                                                            File No. 24-11205

       Dear Mr. Hodson:

              We have reviewed your amended offering statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information that you provide in response to the comment, we may have additional comments.

       Pre-qualification Amendment 4 on Form 1-A filed July 23, 2020

       Signatures, page 36

   1. The date in the first paragraph of text is incorrect. Please revise to include the most recent practicable date.
              You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa
       Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly,
       Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641
       with any other questions.
 Bill J. Hodson
LiveWire Ergogenics, Inc.
July 28, 2020
Page 2
                                         Sincerely,
FirstName LastNameBill J. Hodson
                                         Division of Corporation Finance
Comapany NameLiveWire Ergogenics, Inc.
                                         Office of Manufacturing
July 28, 2020 Page 2
cc:       William R. Eilers, Esq.
FirstName LastName